UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JUNE 2021

Commission File Number: 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

65 Euljiro, Jung-gu

Seoul 04539, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                  Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Amendment Regarding Decision on Spin-off

The information regarding the decision by the Board of Directors of SK Telecom Co., Ltd. (the “Company”) to approve a proposed spin-off plan set forth in the Form 6-K furnished by the Company on June 10, 2021 (the “Original Form 6-K”) is hereby amended to correct mistranslations of the original Korean-language document by deleting the underlined words from the relevant parts of the Original Form 6-K as follows:

Article 4 of the Original Form 6-K, which stated:

“4.	Spin-off Ratio

The ratio of the Spin-off (the “Spin-off Ratio”) was calculated by dividing the book value of the consolidated net assets of the Spin-off Company by the sum of the book value of consolidated net assets of the Company prior to the Spin-off and the book value of its treasury shares, based on the Company’s consolidated statement of financial position as of March 31, 2021, in each case reflecting applicable accounting treatments of the cancellation and disposal of the Company’s treasury shares that took place subsequent to March 31, 2021 pursuant to resolutions of the Company’s board of directors.

Spin-off Ratio
Surviving Company	0.6073625
Spin-off Company	0.3926375

Notes: 0.3926375 share of common stock of the Spin-off Company will be allotted per one share of common stock of the Company (reflecting the expected split of the par value of the Company’s common stock from Won 500 per share to Won 100 per share pursuant to the resolution of the Company’s shareholders at the Extraordinary General Meeting of Shareholders to approve the Spin-off Plan (the “Spin-off EGM”).

The allotment ratio with respect to the Spin-off Company (the “Share Allotment Ratio”) was calculated by multiplying the Spin-off Ratio (which equals 0.3926375) by the ratio of par value per share (which equals 1). The ratio of par value per share was calculated by dividing the par value of Won 100 per share of the Company immediately before the Spin-off by the par value of Won 100 per share of the Spin-off Company.”

is amended and restated as follows:

“4.	Spin-off Ratio

The ratio of the Spin-off (the “Spin-off Ratio”) was calculated by dividing the book value of the net assets of the Spin-off Company by the sum of the book value of net assets of the Company prior to the Spin-off and the book value of its treasury shares, based on the Company’s statement of financial position as of March 31, 2021, in each case reflecting applicable accounting treatments of the cancellation and disposal of the Company’s treasury shares that took place subsequent to March 31, 2021 pursuant to resolutions of the Company’s board of directors.

Spin-off Ratio
Surviving Company	0.6073625
Spin-off Company	0.3926375

Notes: 0.3926375 share of common stock of the Spin-off Company will be allotted per one share of common stock of the Company (reflecting the expected split of the par value of the Company’s common stock from Won 500 per share to Won 100 per share pursuant to the resolution of the Company’s shareholders at the Extraordinary General Meeting of Shareholders to approve the Spin-off Plan (the “Spin-off EGM”).

The allotment ratio with respect to the Spin-off Company (the “Share Allotment Ratio”) was calculated by multiplying the Spin-off Ratio (which equals 0.3926375) by the ratio of par value per share (which equals 1). The ratio of par value per share was calculated by dividing the par value of Won 100 per share of the Company immediately before the Spin-off by the par value of Won 100 per share of the Spin-off Company.”

Article 4, Paragraph (4) of Exhibit 99.1 to the Original Form 6-K, which stated:

“(4)	Allotment of shares of the Spin-off Company to shareholders of the Company

(i)	Newly issued shares of the Spin-off Company will be allotted to the shareholders recorded in the shareholder register of the Company as of the Spin-off Allocation Record Date.

(ii)

The shares of the Spin-off Company will be allotted on the basis of the following number of shares per one share of common stock of the Company (reflecting the split of the par value of the Company’s common stock pursuant to the resolution of the Company’s shareholders at the Spin-off EGM).

Spin-off Company
Common stock	0.3926375 shares
Basis of allotment ratio(1)	(a) x (b) = 0.3926375

Notes:

(1)	The allotment ratio with respect to the Spin-off Company (the “Share Allotment Ratio”) was calculated by multiplying (a) by (b), where:

(a)

= the ratio of the Spin-off (the “Spin-off Ratio”), which is calculated by dividing (x) the sum of the book value of the consolidated net assets (total assets minus total liabilities) of the Spin-off Company and the book value of its treasury shares by (y) the sum of the book value of consolidated net assets of the Company prior to the Spin-off and the book value of its treasury shares, based on the Company’s consolidated statement of financial position as of March 31, 2021, in each case reflecting applicable accounting treatments of the cancellation and disposal of the Company’s treasury shares that took place subsequent to March 31, 2021 pursuant to resolutions of the Company’s board of directors. The relevant details are as follows:

The book value of the consolidated net assets of the Spin-off Company = Won 6,829,883,747,132

The book value of the treasury shares of the Spin-off Company = Won 0

The book value of the consolidated net assets of the Company prior to the Spin-off = Won 17,191,290,842,696

The book value of the treasury shares of the Company prior to the Spin-off = Won 203,594,907,624

Therefore, (a) = (Won 6,829,883,747,132 + Won 0) / (Won 17,191,290,842,696 + Won 203,594,907,624) = 0.3926375

(b)

= the ratio of par value per share, which is calculated by dividing the par value of Won 100 per share of the Company immediately before the Spin-off by the par value of Won 100 per share of the Spin-off Company = 1.”

is amended and restated as follows:

“(4)	Allotment of shares of the Spin-off Company to shareholders of the Company

(i)	Newly issued shares of the Spin-off Company will be allotted to the shareholders recorded in the shareholder register of the Company as of the Spin-off Allocation Record Date.

(ii)

The shares of the Spin-off Company will be allotted on the basis of the following number of shares per one share of common stock of the Company (reflecting the split of the par value of the Company’s common stock pursuant to the resolution of the Company’s shareholders at the Spin-off EGM).

Spin-off Company
Common stock	0.3926375 shares
Basis of allotment ratio(1)	(a) x (b) = 0.3926375

Notes:

(2)	The allotment ratio with respect to the Spin-off Company (the “Share Allotment Ratio”) was calculated by multiplying (a) by (b), where:

(a)

= the ratio of the Spin-off (the “Spin-off Ratio”), which is calculated by dividing (x) the sum of the book value of the net assets (total assets minus total liabilities) of the Spin-off Company and the book value of its treasury shares by (y) the sum of the book value of net assets of the Company prior to the Spin-off and the book value of its treasury shares, based on the Company’s statement of financial position as of March 31, 2021, in each case reflecting applicable accounting treatments of the cancellation and disposal of the Company’s treasury shares that took place subsequent to March 31, 2021 pursuant to resolutions of the Company’s board of directors. The relevant details are as follows:

The book value of the net assets of the Spin-off Company = Won 6,829,883,747,132

The book value of the treasury shares of the Spin-off Company = Won 0

The book value of the net assets of the Company prior to the Spin-off = Won 17,191,290,842,696

The book value of the treasury shares of the Company prior to the Spin-off = Won 203,594,907,624

Therefore, (a) = (Won 6,829,883,747,132 + Won 0) / (Won 17,191,290,842,696 + Won 203,594,907,624) = 0.3926375

(b)

= the ratio of par value per share, which is calculated by dividing the par value of Won 100 per share of the Company immediately before the Spin-off by the par value of Won 100 per share of the Spin-off Company = 1.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK TELECOM CO., LTD.
(Registrant)

By:	/s/ Joongsuk Oh
(Signature)
Name: Joongsuk Oh
Title: Senior Vice President

Date: June 11, 2021